EXHIBIT 99.1

02/CAT/24

Page 1 of 3

FOR IMMEDIATE RELEASE

                 08.00 BST, 03.00 EST Monday 30 September 2002

For further information contact:           Weber Shandwick Square Mile (Europe)
Cambridge Antibody Technology              Tel: +44 (0) 20 7950 2800
Tel: +44 (0) 1763 263233                   Kevin Smith
Peter Chambre, Chief Executive Officer     Graham Herring
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate
Communications
                                           BMC Communications/The Trout Group
                                           (USA)
                                           Tel: 001 212 477 9007
                                           Brad Miles, ext.17 (media)
                                           Brandon Lewis, ext.15 (investors)


             CAMBRIDGE ANTIBODY TECHNOLOGY PARTNERS WITH CHUGAI TO
                   DEVELOP NOVEL HUMAN MONOCLONAL ANTIBODIES
         Commitment to the custom development of human antibody-based therapeutics

Melbourn, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces an agreement with Chugai Pharmaceutical Co., Ltd. (TSE 4519), of Japan to license CAT's proprietary antibody phage display libraries for the discovery, development and commercialisation of human monoclonal antibodies.

Under the terms of the agreement, CAT will receive licence fees from Chugai to utilise the antibody libraries for reagent generation and target validation in support of drug discovery programmes at Chugai. In addition, Chugai will receive exclusive therapeutic antibody product options and CAT will receive fees, clinical milestones and royalty payments on product sales.




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Peter Chambre, Chief Executive Officer of CAT, commented, "We are delighted to license CAT's human antibody libraries to Chugai, one of the leading Japanese pharmaceutical companies. We look forward to working closely with Chugai to accelerate their programmes to validate human disease-associated targets and discover therapeutic human antibody drugs. This new collaboration with Chugai is important in that it further expands the number of major companies utilising CAT's technology and capability and allows CAT to participate in the value generated by our partner's development and commercialisation of human antibody drugs."

Dr. Tatsumi Yamazaki, Vice President of Research of Chugai, added, "Chugai has established a unique competitive edge in the development of therapeutic antibodies. We have high expectation that this partnership with CAT will further accelerate Chugai's research and development processes including the screening and validation of antibodies."


                                    -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o D2E7, the leading CAT-derived antibody, has been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials.
o Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.


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o  CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition